DC

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

05050297

April 4, 2005

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/14/2005

Re: The Home Depot, Inc.
Incoming letter dated March 31, 2005

Dear Mr. Chevedden:

This is in response to your letter dated March 31, 2005 concerning the shareholder proposal submitted to Home Depot by John Chevedden. On March 7, 2005, we issued our response expressing our informal view that Home Depot could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Janet L. Fisher
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

From: J [olmsted7p@earthlink.net]
Sent: Friday, April 01, 2005 3:50 PM
To: CFLETTERS@SEC.GOV
Subject: REQUEST for RECONSIDERATION: The Home Depot, Inc.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 31, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

REQUEST for RECONSIDERATION
The Home Depot, Inc. (March 7, 2005)
Rule 14a-8 Proposal: Poison Pill within 4-Months
Shareholder: John Chevedden

200%-Late Does Not Deserve Rule 14a-8 Full-Credit Alaska Air Group, Inc. (March 17, 2005) Precedent

Ladies and Gentlemen:

A similar proposal in Alaska Air Group, Inc. (March 17, 2005) did not receive Staff concurrence. The proposal to Alaska Air has the same core text of this proposal to Home Depot: "that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board."

This shareholder proposal to Home Depot states:
"RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company."

The emphasis on the 4-month time-period is reinforced in the supporting statement text:
"I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock."

This rule 14a-8 proposal clearly calls for a poison pill vote or redemption within 4-months. Incongruously the company claims that if the company is

200%-late in meeting the time-period specified in the rule 14a-8 proposal the company is entitled to rule 14a-8 full-credit. According to the incongruous company "logic" if a shareholder proposal calls for annual election of each director a company could get rule 14a-8 full-credit if it elects each director once in 3-years also 200%-late.

In other words this is an overbroad company theory that companies are entitled to a 200% grace-period on a time-period called for in a rule 14a-8 shareholder proposal. And that companies could incongruously still qualify for rule 14a-8 full-credit.

For these reasons, including Alaska Air Group, Inc. (March 17, 2005), and the earlier supporting letters it is respectfully requested that final concurrence not be granted to the company.

Sincerely,

John Chevedden
Shareholder

cc: Frank Fernandez